Richmont Mines Inc. (the "Company")
Annual and Special General Meeting of Shareholders
May 18, 2007

Report on Voting Results

National Instrument 51-102 – Section 11.3

In accordance with s. 11.3 of National Instrument 51-102, this report describes the matters voted upon and the outcome of the votes conducted at the annual and special general meeting of the shareholders of the Company held on May 18, 2007.

The following matters were put to a vote by a show of hands:

Election of Directors

The following nominees were elected as directors of the Company to hold office until the next annual meeting of shareholders or until the election of his successor: Jean-Guy Rivard, Martin Rivard, Denis Arcand, Réjean Houle and Raynald Vézina.

Appointment of Auditors

Raymond Chabot Grant Thornton LLP was appointed as auditors of the Company to hold office until the close of the next annual meeting and the directors were authorized to fix their remuneration.

Amendment to Share Option Plan

The resolution set out in Schedule D to the Management Information Circular approving amendments to the share option plan for the benefit of the directors, officers, employees and service providers of the Company and its affiliates was adopted.

May 18, 2007

Richmont Mines Inc.

(s) Stephanie Lee
Stephanie Lee
Secretary